

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 18, 2014

<u>**Via E-mail**</u>

David B. Manno, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway 32nd. Floor
New York, NY 10006

> **Re: DelMar Pharmaceuticals, Inc.
> Schedule TO-I filed June 9, 2014
> SEC File No. 005-87181**

Dear Mr. Manno:

We have reviewed your filings and have the following comment. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>**Schedule TO-I**</u>

1.   Please provide the disclosure in Items 2, 3, 6 and 9 in the document delivered to security holders.

<u>Item 10. Financial Statements</u>

2.   We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please tell us why you have determined that the information required by Item 1010(b) is not applicable and why you have not provided the summary information required by Item 1010(c).

Offer to Amend and Exercise

3.   We note the last legend on your cover page relating to the exemption from the Securities Act. Please tell us the basis for your belief that the issuance of shares pursuant to the offer is exempt from registration.

4.   On a related note, please reconcile the inclusion of the legend as well as a condition to the offer relating to your determination that an exemption is available. It appears that you have already determined that there is an exemption, thus your inclusion of a condition appears to belie your apparent conclusion that the issuance of shares is exempt. Please advise.

Summary of Terms, page 1

5.   We note that in this section, under the caption "Conditions," you include as a condition to the offer the completion by holders of the Accredited Investor Questionnaire. It appears that the offer is limited to persons who are accredited investors. Please provide an analysis as to Rule 13e-4(f)(8)(i), which requires that the offer be open to all security holders.

6.   On a related note, it appears that you have included as a condition what appears to be better described as a term of the offer that affects each security holder rather than the offer as a whole. Please advise.

7.   On a further related note, this condition is not included in Section 6 of the offer to amend. Please advise.

Conditions to the Offer to Amend and Exercise, page 16

8.   We note that your condition (i) is subject to your determination of compliance with the federal securities laws. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise.

Election to Participate

9.   We note that in the representations and warranties 2-4 of the election form you improperly require tendering security holders to certify various things. Please revise to delete the requirement that security holders make the referenced representations. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the representations made by security

holders as a waiver of liability and that you commit not to assert that these provisions constitute a waiver of liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions